

PROJECT BUFFALO

-Acquisition Opportunity- Keeping American Steel operations in business

about.me/projectforge Fort Collins, CO

Highlights

1. Target company to be acquired has revenue of $24M

2. EBITDA $6M

3. (25% EBITDA Margins)

3   (25% EBITDA Margins)

4   More than $1M in Sales per employee

5   Asset light = very little working capital

6   20 years+ track record of happy customers

7   Target market growing 20% in the coming decade

8   Green transition from Blast Furnaces to Electric Arc Furnaces is a major shift in Steel Production

Featured Investor

 **Novastone Capital Advisors** 🔗
Syndicate Lead

Follow   Invested $250,000 ⓘ

"NCA's planned acquisition of Project Forge ("the Company") is the culmination of excellent deal economics, a unique type of rapport between the incoming CEO and current management team, and a strong business built to service some of the most capitally intensive organizations in the market. Project Forge has consistently grown its revenue since its inception in 1997 as it scaled from a regional distributor of manufactured metallurgical parts to a notable player in the MRO and CapEx investment cycles of Fortune 500 companies. The Company's margin profile has improved meaningfully over the last five years despite the disruption of COVID 19 in 2020-21. These healthy margins are attributable to Forge's skill in sourcing properly specified equipment and navigating the complex world of heavy international logistics. Possessing the combination of a niche level of technical know-how, a sourcing team that can steer through international trade regulations and local culture, plus a lean global sales team has been the foundation with which Forge has achieved industry-leading margins. Incoming CEO Adam Salmen has a puzzle-perfect resume to lead this organization post-transaction. Adam has 15 years of experience building teams and managing ventures in companies of various sizes: startups, Fortune 100, and mid-sized private companies. As a data-driven consultant, he was able to help and mid-sized private companies. As a data-driven consultant, he was able to help early-stage startups find product-market fit. As a strategy and marketing professional, he has guided multinationals to enter new territories and pioneer new technologies in their markets. Adam has a track record of leading leaders in mid-sized public chemical companies to grow their enterprise value and establish new business models. Working in consulting, materials science, and chemical companies for the last 15 years has allowed Adam to interface with customers across a multitude of highly technical verticals in Advanced Manufacturing and chemistry/engineering. These companies service customers in the Semiconductor, Electronics, 5G infrastructure, Industrial process equipment, Aerospace and Defense, and Energy industries. Adam has a unique ability to understand how markets work and harness new trends and technologies to create profitable business opportunities. This global experience across North America, West Europe, and East Asia, provides Adam the unique background and skillset to give us confidence in his ability to lead Project Forge through the next phases of growth. His linguistic skills in English, Mandarin, and German allow him to work throughout the global sourcing and sales markets in both emerging and developed markets. NCA and Adam's shared vision is to use the existing operational infrastructure as a springboard from which to propel the organization to new heights by enhancing the global sales team, streamlining reporting to make faster decisions on project quoting and logistics, and diversifying product sourcing. Our acquisition price of 3.4 times the 2023 EBITDA gives us confidence that we will be able to deliver investors significant alpha through these growth levers in tandem with expected multiple expansion at exit."

Our Founder



Mr A D Salmen   CEO

I am most proud of my global career: - studying at top universities on 4 continents - Long term global management experience (3+ years) in China, Germany, UK, US - Travelled to 90+ countries - Father of 2, Husband to a wonderful wife

Rare Opportunity Crowdsourced Private Equity Deal on Wefunder

While there are many startups on Wefunder, this is an opportunity to invest in a Private Equity deal which has historically never been available to retail investors.

What is Private Equity, and how does this model work?

Think of this opportunity as a real estate investment. When you buy a property, you pay an equity downpayment. We have a bank that will take a Sr. loan on the transaction value, and as long as we are able to pay it back, our equity investment will eventually grow to be the size of the company. In our case, we are raising $8M of equity, and taking a $13M loan. Since the company makes $6M/year in earnings, we plan to have the principal and interest paid back in around 3 years, bringing our equity value to at least $21M (the original purchase price). This model is commonly referred to as a Leveraged Buyout (LBO). As we continue to grow the company with our value creation plan, our EBITDA (Earnings before Interest, Taxes, Depreciation, Amortization) or "Earnings before accounting comes in" will grow. Our model shows a modest growth in EBITDA over the next 5 years, and then a market sales price at a more typical market rate. Between the several factors at play here, we are able to make a considerable return for all equity investors with significantly lower risk vs. a standard venture capital or startup opportunity. Why? because the company has product-market fit, and it is a necessary company to keep the economy going in the USA!

Major variables in play:

- Paying down the loan

- Growing value of the company (by growing EBITDA)

- Selling at market rate (comparable transactions show 6x and 7x are market rates for these types of companies)

DEAL SUMMARY: VALUE CREATION


| DEAL SUMMARY: VALUE CREATION
Unique opportunity to invest in a well-established, capital light engineering and distribution business serving the steel industry
CONSERVATIVE VALUE CREATION ILLUSTRATION
$60
$50
$40
$30
$20
$10
$0
8
13
13
16
50
$3M growth
4.4x Multiple
5.5x Multiple
~6X MOIC
Money on
Invested Capital
Equity Investment
Debt repayment
EBITDA Growth
Multiple expansion*
Total at exit
1. LOI states 4.4x on average of last 3 years EBITDA which comes to a 3.3x on the TTM. Subject to QofE for 2023 EBITDA
2. Should the gross margin fall after closing, past the average of the last 3 years which is used for valuation, the 15% seller note will be canceled on a pro rata basis until a 20% lower floor is hit where the note is fully canceled.
3. Subject to QofE
4. Conservatively assume exit at 5.5x (while banks and advisors say this can easily go for 7x)
5. Assumes we sell at the same multiple we enter at (4.4 on avg of last 3 years EBITDA)
7

Future projections are not guaranteed

Why does this work now?

As we enter the greatest transfer of wealth in history, coined as the "Silver Tsunami", many baby boomer business owners face succession issues. This has presented opportunities for experienced operators, like Adam, to come in and take well-established cash-flowing companies into the next chapter of ownership and growth.

Companies that face succession issues tend to trade at a discount, and thus give us what they call "Multiple Arbitrage". What is a multiple? In short, companies in the private markets tend to sell on a multiple of their EBITDA (earnings before interest, taxes, depreciation, and amortization). The public market eqivelant would be the P/E (price to earnings) ratio. While the average PE ratio for public companies on the S&P 500 is around 24, Private companies usually trade at lower multiples- depending on the reliability and growth of the industry. A common industry multiple for this sector would be purchasing a company at 6X EBITDA, we are under an exclusive LOI (Letter

Of Intent... to purchase the company) at a 3.3X on the 2023 EBITDA. This purchase price leaves plenty of room for return on investment when we solve the succession issue, and exit the business at a 6X+ multiple.

(Future projections are never guaranteed.)



Image by Graham Mackay via Linkedin

Tell us about the Company?

The target company is a Midwest-based manufacturing partner for America's largest mining, iron, and steel manufacturing sites: engineering, sourcing, and delivering the products to keep American steel in business. In simpler terms, steel mills in America need certain materials and parts to run their day-to-day operations. The target company supplies some of the biggest names in steel with engineering services and parts, for them to maintain their assets.


| WHAT BUFFALO DOES
Buffalo supports the steel industry to keep their plants running smoothly
SUPPLIERS
Buffalo – VALUE ADDED PARTNER
CUSTOMERS BY MILL (% OF SALES)1
Others
26%
24%
Rollers
Casting equipment
7%
9%
15%
19%
Slag Pots
Ladles & Tundishes
Furnace hoods
Serving 50+ Customers 20+ years
Wide product list : mining to final product
Mill #1
12%
Mill #2
11%
47%
OTHERS
8%
Mill #3
7%
...
5%
2% 4% 4%
SOURCING- QUALITY CONTROL
• 50+ exclusive manufacturing partners
• Supplier audits
• in-process quality checks,
• Manufacturing quality management
• Documentation
THE GATEWAY TO GUARANTEED UPTIME
• Making sure customers get their products on time, with great quality
• Engineering
• Manufacturing management
• Supply chain
• After sales services
LARGE BUDGETS FOR GREAT PARTNERS
• Each mill spends $100M/yr. to maintain
• Constant upgrades for improvement
• Prefers to outsource supply chain
• Decision making at plant level
• Growing through M&A
1 Customers by mill % of sales over the last 5 years
4

Who is going to run the business after it is purchased?

Adam is a seasoned operator leading this transaction. His entire career has been based on global industrial markets and has experience in all the geographies in which the company operates.

The existing management is expected to stay post-transaction, and the previous CEO is interested in moving into a more technical role, which is where his expertise and passion reside.


| INVESTOR PROFILE
Adam has the required experience and vision to bring Buffalo to the next level.
RELEVANT SEARCH NARRATIVE
• Spent a decade working in China and speaks conversational Mandarin



- Experience driving strategy, marketing and general management in global industrial businesses
- Experience leading global teams in Asia, Europe and the USA

PROFESSIONAL EXPERIENCE

- **Victrex Plc. | England | Global strategy and general management | 2017-2022**
  5 years of P&L, Strategy, & operations experience, growing a global business from £25M to £50M sales.
- **Covestro A.G. | Germany | New product innovation and management | 2013-2017**
  3 years managing the commercialization and growth of Covestro's global innovation pipeline.
- **Bayer Material Science | China | Global corporate strategy | 2010-2013**
  3 years relocating Bayer's Polycarbonates business to China, and driving strategy from HQ in Shanghai
- **Various Companies | USA | Management consulting | 2007-2010**
  3 years consulting for new ventures across North America

EDUCATION

- **BABSON COLLEGE | MSc Global Entrepreneurship | 2009-2010**
  Full time global masters program studying, and consulting in China, France, and the USA
- **University of Denver | BS Finance | 2003-2007**
  4 year bachelors program focusing on, finance & real estate, with minor in leadership studies

Why does this target need anonymity?

As opposed to a VC startup, or new consumer brand, Private Equity purchases an existing company. While we get the benefits of established product/market fit and a long track record with customers, this company also has employees, customers, and competitors who do not know this transaction is about to take place.

While we cannot immediatly disclose the name of the target company due to the nature of the acquisition, we can share the target information as presented below.

As a condition to closing your subscription, and given our non-disclosure and confidentiality obligations with the target company, we will identify the legal name of the target to you, but first you must execute a non-disclosure agreement processed through the WeFunder platform. At applicable times before the closing, even after you receive the name of the target, you have the unconditional right to cancel your subscription in this offering.

See the below slides to learn more about this opportunity:

What other information can we see to help us evaluate this opportunity?









us evaluate this opportunity?

Please see a selection of slides below which describe the opportunity in more detail:

| EXECUTIVE SUMMARY

Summary of the key elements you will learn about in this presentation

WHY IS THIS A GREAT COMPANY?

- **Established organization since 1988**
- **Established product/ market fit**
- **High EBITDA profit margin** (25% in TTM)
- **Very low EBITDA multiple** (3.3X on TTM)
- **Large product list** and capabilities
- **Existing Enterprise Customers**

WHY IS ADAM A GREAT FIT?

Complimentary skills to Buffalo's capabilities

- Experience running Industrial, global businesses
- Track record of accelerating growth and organizational improvement
- High amount of personal capital investment in the opportunity

WHY IS THIS A GREAT TIME

- **American Steel is politically protected**
- Core Market **26% CAGR between 2022-2026.**[1]
- **US steel industry is in a phase of capex** to become greener and more flexible
- Customers have large budgets: **Ongoing TAM estimated at $4B annually.**

WHAT DO WE NEED TO SUCCEED?

Proposed Improvements:

- Operational improvements through technology
- Diversify supply chain risk
- Professionalize marketing and sales support

1. Source: GMK Center "Financial health of steel industry" 2020

2

| TARGET COMPANY DESCRIPTION

An opportunity to purchase an essential partner, serving a large addressable market, at a great price

- **Founded:** 1997 by a group of industry experts.
- **Locations:** HQ in US, offices in Canada and China
- **Size:** $24.0M Revenue in 2023 and $6.2M in EBITDA (25% margin)
- **Employees:** 22 (more than $1.0M sales per employee)
- **Industry:** Distribution of steel fabrication equipment
  - MRO (Maintenance, Repair and Operations) spend, and Brownfield (retrofitting existing lines) Capex
- **Reason for sale:** Board in late 70s. CEO in his 60s ready to retire.
  - Looking for new owner to write the company's next chapter

- Looking for new owner to write the company's next chapter.

3

| VALUE CREATION PLAN

Improve optics, Professionalize systems, and continue to grow through market and product development



Phase 6|Prepare for Exit

Phase 5|Develop new markets and applications: Mining, Energy for steel making are top candidates

Phase 4|Enter New Geographies: India, Brazil and Middle East

Phase 3|Derisk Supply Chain: Expand sourcing to Brazil, India, LATAM

Phase 2|Operational Improvement: Improve process, digitalization, management control for decision making

Phase 1| Professionalize Marketing and Sales Support:

Year 1   Year 2   Year 3   Year 4   Year 5

8

Future projections are not guaranteed

What are they key deal metrics?

| KEY DEAL TERMS AND METRICS

Unique opportunity to invest in a well-established, capital light engineering and distribution business serving the steel industry

~3.3x
Paid multiple on TTM EBITDA[1]

$3M
Cancellable seller note[2]

Target returns
30%-40% IRR
4-5x MOIC
Money on Invested Capital[5]

$21.2M
Enterprise value[3]

Structure



10	3	8

■ Debt   ■ Seller note   ■ Equity

1. LOI states 4.4x on average of last 3 years EBITDA which comes to a 3.3x on the TTM. Subject to QofE for 2023 EBITDA
2. Should the gross margin fall after closing, past the average of the last 3 years which is used for valuation, the 15% seller note will be canceled on a pro rata basis until a 20% lower floor is hit where the note is fully canceled.
3. Subject to QofE
4. Conservatively assume exit at 5.5x (while banks and advisors say this can easily go for 7x)
5. Assumes we sell at the same multiple we enter at (4.4 on avg of last 3 years EBITDA)

6

Note: future returns are not guaranteed

| DEAL SUMMARY: FINANCIALS

Unique opportunity to invest in a well-established, capital light engineering and distribution business serving the steel industry

HISTORICAL FINANCIALS ($ USD)



■ Revenue   ■ Gross Margin   ■ EBITDA

Covid-19

	2018	2019	2020	2021	2022	2023 Est
Revenue	18.3	19.5	14.2	15.9	21.9	24.0
Gross Margin	6.6	6.5	4.5	6.2	8.3	9.7
EBITDA	3.4	3.3	1.2	2.6	5.1	6.2

1. LOI states 4.4x on average of last 3 years EBITDA which comes to a 3.3x on the TTM. Subject to QofE for 2023 EBITDA
2. Should the gross margin fall after closing, past the average of the last 3 years which is used for valuation, the 15% seller note will be canceled on a pro rata basis until a 20% lower floor is hit where the note is fully canceled.
3. Subject to QofE
4. Conservatively assume exit at 5.5x (while banks and advisors say this can easily go for 7x)
5. Assumes we sell at the same multiple we enter at (4.4 on avg of last 3 years EBITDA)

9

7.4 | PROJECT BUFFALO'S LONG TERM PERFORMANCE AND CYCLICALITY

Over the long term, Project Buffalo has shown very little cyclicality in total sales, and increasingly strong margin in the last several years

HISTORICAL SALES, GROSS PROFIT, NET INCOME



		2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
CONSOLODATED MARGIN PERCENTAGES %											
	Gross Profit	24%	27%	38%	35%	26%	26%	20%	27%	29%	36%
	Net Income	10%	10%	17%	17%	12%	9%	10%	11%	22%	28%

LONG TERM PERFORMANCE AND CYCLICALITY

- Although there have been ups, and downs, Project Buffaloh as shown very little cyclicality over the last 10 years.
- Margins have increased recently due to several factors:
  - Adopting market pricing vs. historical Cost + pricing
  - Tariffs have increased their ability to pass along prices
  - Updating the compensation structure to increase base salary, while decreasing yearly bonuses

Note: these numbers are not analogous to the audited numbers, but rather extracts from quickbooks, which will have differences to the actual values seen in the QoE.

8. | PRODUCT SALES BREAKDOWN BY REVENUE

Engineered and branded with FORGE product name leads to recognition at steel mill sites, and repeat customers

- Rolling mill Rolls and Rollers
- Slag Pots
- BOF/EAF Hood & Pannels
- Ladels and Tundishes
- Caster Equipment
- Rolling equipment other
- Flow Control refractory
- Coke Oven Parts
- Blast Furnace Equipment
- Castings for Aluminum Industry
- Flow Control Hardware
- Melting Shop Equipment
- Castings Misc
- Sinter Plant Equipment

Sales by revenue








| SALES BREAKDOWN

An opportunity to purchase an essential partner, serving a large addressable market, at a great price



- **Gross margin:** All products over 30%, most over 40%
- **Service Provider Revenue:** highest $360k (Blast Furnace hoods), Most services are less than $100k
- **Product concentration:** steel mill rollers make up 23% of revenue
- **Customer concentration:** largest mill 13%, largest brand 30%

10

How can we learn more about the industry?

| STEEL INDUSTRY PROCESS EQUIPMENT SECTOR OVERVIEW

Buffalo provides a one stop shop for engineering, sourcing, and supply chain for the Steel Industry's process equipment.

Job to be done and definition of the sector

- Keep steel production plants operational.
- Be a reliable, one stop shop for large steel companies to outsource procurement at a great price, good timing, and great quality.
- Consult with individual steel mills and develop rapport with steel mill operators to anticipate needs for MRO, Capex, and unmet needs.
- Successfully navigate international supply chains, tariffs and manufacturing

Competitive landscape & Buffalo's place therein

- The steel production process equipment market is fragmented with 5 or so competitors for each component. And very few focusing solely on Metallurgy.
- The main competition is a large multinational's ability to internally source these products from abroad. (trend to decrease as supply chains were disrupted in 2020)
- Alternatively, there are small US, family-owned companies making bespoke products

relationships to keep North American steel mills productive.

- Be a solution provider to enable mills to 1) reduce carbon emissions from this traditionally carbon intensive industry. 2) make production more flexible as price and demand fluctuate.
- Buffalo's value: work with an English-speaking partner, who understands the metallurgy industry, intercultural dynamics of offshore manufacturing and supply chain, to keep customers focused on producing their products. Not sourcing.

Key sector trends

- **Decarbonization-** US steel industry needs to become cleaner and is adopting new technologies to do so. Buffalo can help as US steel producers retrofit their existing facilities.
- **Price competition-** As a worldwide commodity, the price is very important for companies to be competitive. Companies stay competitive by lobbying for tariffs, being the best quality, and having flexible supply. Buffalo helps by allowing steel manufacturers to stay price-competitive in their operations.
- **Industry Consolidation-** In order to stay competitive, the large players continue to consolidate the industry. both horizontal and vertical M&A. Industry is still very fragmented after primary steel production on regional levels, but the multinationals continue to acquire.

Growth prospects and drivers

- Reposition company to focus on the green transition, and work with industry leaders to supply parts for green steel equipment (ARC furnaces, Hydrogen/ electrolysis, carbon capture equipment)
- Grow into fastest growing markets (Brazil, India, Middle East)
- Revamp Key Account Management approach, to get more wallet share, and internal referrals inside the multiple buying units at the steel production sites
- Penetrate smaller steel manufacturing companies who need cost-competitive products
- Expand into mining and other industrial machinery markets.
- Move into a solution provider role, as a process engineering company, rather than just spares and replacement parts for key components

ADDRESSABLE MARKET

Project Buffalo's sales are miniscule compared to the "Green Capex Supercycle" taking place in North America. Presenting considerable upside



Market Size
Notes
Required Capex for Steel industry Carbon neutrality by 2050
$800B
Amount Iron and Steel plants need to invest to meet goals from governments and shareholders.[2]
Expansion plans announced by 2030
$75B
46 capex projects have been announced, mainly to reduce carbon footprint, and make steel mills more flexible.[1]
MRO spend by top 6 US Steel makers/year
$4B
Both external reports and customer specific press releases state each customer must pay about 700M just to keep production going.[3]
Project Buffalo Revenue 2023
$24M
Project Buffalo currently has .6% of the existing spend to keep US mills in operation. Presenting a significant upside from market penetration

1.Source: McKinsey & Co 2023
2.Source: Wood Mackenzie
3.CLFs Annual report

| MARKET DRIVERS- SUSTAINABILITY

Sustainability will continue to drive demand for capex spending

TRANSITION TO GREEN

US steel industry market share, by production method

MARKETS DEMAND LESS CARBON INTENSIVE PRODUCTION

- The steel industry estimated to be 8% of global emissions[1].



- Several main levers make steel greener, all require Capex:
  - Transition to Electric Arc Furnaces (EAF)
  - Linking EAFs to renewable energy (Hydrogen is the end game)
  - Capturing carbon and sequestering it in the ground (CCUS)
  - Offsetting carbon emissions on tax credits.
- The net cost will be higher for "Green Steel"- but because there will be demand, Producers are following suit
- While US has made the transition, **other countries will follow.**

MAJOR STEEL PRODUCERS HAVE LOTS TO SPEND ON TO MEET TARGETS

- All North American Manufacturers have pledged to reduce emissions by at least 25% by 2030 and be net-zero by 2050.
- We believe this macrotrend will present many opportunities for Buffalo to not only get Capex in the coming years, **but also allow new applications** in the green transition:
  - Partnering with Engineering firms to supply for "Green Steel"
  - Working with scrap facilities for reclamation MRO and Capex
  - Connecting Green energy to furnaces through Transformers
  - Other MRO applications for so called EAF "Mini Mills"

SPECIFIC PUBLIC PLEDGES BY AMERICAN STEEL PRODUCERS

Steelmaking emissions reduction targets[2]

	Production method	2018-2030	2050
Cleveland Cliffs	BOF & EAF	-25%	Net-Zero
Nucor	EAF	-35%	Net-Zero
Steel Dynamics	EAF	-50%	Net-Zero
Stelco	BOF	-25%	Net-Zero
US Steel	BOF & EAF	-20%	Net-Zero

1. Source: Bloomberg "what it would take to make steel making greener" June2023
2. Source: Jeffries securities December 2, 2023   Source: JPMorgan Securities, company reports, Source: Internal calculations and estimates

| MARKET DRIVERS- AGING ASSETS

Steelmaking facilities typically require major refurbishment after 15-20 years

GLOBAL STEEL MAKING CAPACITY IS AGING

